GENCO RESOURCES LTD.
Consolidated Financial Statements
December 31, 2009 and 2008

999 West Hastings, Suite 550, Vancouver, BC, Canada, V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX: GGC

AUDITORS' REPORT

To the Shareholders of Genco Resources Ltd.:

     We have audited the consolidated balance sheets of Genco Resources Ltd. as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss, and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

MEYERS NORRIS PENNY LLP

Vancouver, BC
March 24, 2010

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS 2300 – 1055 DUNSMUIR STREET VANCOUVER, BC V7X 1J1 PH. (604) 685-8408 FAX (604) 685-8594 www.mnp.ca

GENCO RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31	December 31
	2009	2008
	$	$
Assets
Current assets
Cash	625,171	453,002
Marketable securities (Note 6)	-	2,693,657
Accounts receivable	357,021	86,752
Taxes receivable (Note 18a)	-	2,718,875
Note receivable (Note 6)	2,566,201	-
Inventory (Note 7)	231,207	383,338
Prepaid expenses and deposits	137,244	358,137
	3,916,844	6,693,761

Mineral property interests (Note 8)	48,493	47,589
Property, plant, and equipment (Note 9)	33,089,661	40,279,705

	37,054,998	47,021,055

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,602,117	8,926,522
Deferred gain on sale of marketable securities (Note 6)	1,418,501	-
Current portion of long term debt (Note 10)	516,937	925,680
	4,537,555	9,852,202

Long term debt (Note 10)	516,936	1,101,312
Asset retirement obligation (Note 11)	105,740	225,327
Future income tax (Note 13)	5,943,309	1,157,184
Deferred proceeds on sale of marketable securities (Note 6)	-	2,857,500

	11,103,540	15,193,525
Shareholders' equity
Liabilities to be settled with shares	-	378,394
Share capital (Note 12)	52,273,254	45,326,828
Contributed surplus (Note 12)	11,849,261	8,984,176
Deficit	(38,171,057)	(22,861,868)
	25,951,458	31,827,530

	37,054,998	47,021,055

Nature of operations (Note 1) and contingencies (Note 18).

On behalf of the board of directors:	"Richard Hughes"	"Leslie Goodman"
	Director	Director

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian dollars)

	Year		Year
	December 31		December 31
	2009		2008
	$		$

Sales	381,648		6,604,496
Cost of sales	42,643		7,312,611
Gross profit (loss)	339,005		(708,115)

Operating expenses
Administration (Note 2g, 9,16)	2,064,090		4,819,560
Mine overhead costs	2,461,089		-
Expense recoveries	(629,619)		-
Stock-based compensation (Note 12a)	196,703		1,534,537
	4,092,263		6,354,097

Operating loss	(3,753,258)		(7,062,212)

Other income (expense)
Accretion on long term debt (Note 10)	(97,160)		(94,532)
Fair value gain (loss) on bonuses	(79,162)		804,409
Gain (loss) on marketable securities (Note 6)	1,619,520		(537,500)
Loss on settlement of litigation (Note 6)	(360,000)		-
Impairment of subsidiary (Note 6)	-		(2,638,695)
Write-down of tax receivable ((Note 18a))	((2,662,525	), , )	-
Impairment of property, plant and equipment (Note 9)	(5,391,848)		-
Interest and other income	201,370		144,025
Fees on proxy dispute	-		(882,753)
	(6,769,805)		(3,205,046)

Net loss before tax	(10,523,063)		(10,267,258)

Income tax expense (recovery)
Current	-		48,554
Future	4,786,126		(325,592)
	4,786,126		(277,038)

Net loss and comprehensive loss	(15,309,189)		(9,990,220)
Deficit, beginning	(22,861,868)		(12,871,648)

Deficit, ending	(38,171,057)		(22,861,868)

Loss per share - basic and fully diluted	(0.26)		(0.24)

Weighted average number of common shares outstanding	58,619,224		41,320,712

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year	Year
	December 31	December 31
	2009	2008
	$	$
Cash provided by (used for) operating activities
Net loss	(15,309,189)	(9,990,220)
Adjustments for non-cash items:
Accretion on long term debt	97,160	94,532
Amortization and accretion	601,822	1,857,014
Fair value gain (loss) on bonuses	79,162	(804,409)
Gain (loss) on marketable securities (Note 6)	(1,619,520)	537,500
Loss on settlement of litigation (Note 6)	360,000	-
Future income tax (Note 13)	4,786,126	(325,592)
Impairment of subsidiary (Note 6)	-	2,638,695
Write-down of tax receivable (Note 18a)	2,662,525	-
Impairment of property, plant and equipment (Note 9)	5,391,848	-
Expense recoveries	(629,619)	-
Stock-based compensation (Note 12a)	196,703	1,534,537
	(3,382,982)	(4,457,943)
Changes in non-cash working capital (Note 14)	(3,848,672)	2,288,173
	(7,231,654)	(2,169,770)

Cash provided by (used for) investing activities
Expenditures on deferred exploration and development	-	(9,591,229)
Investment in Chief Consolidated Mining Company	-	(5,012,352)
Proceeds on sale of marketable securities (Note 6)	-	2,000,000
Mine development changes in accounts payable	-	4,261,203
Mineral properties	-	(1,614)
Purchase of property, plant, and equipment	(763,387)	(2,318,199)
Sale of property, plant, and equipment	1,834,645	-
	1,071,258	(10,662,191)

Cash provided by (used for) financing activities
Long term debt principal repayments	(292,366)	(279,164)
Long term debt issuance	-	248,228
Shares issued for cash (less costs)	6,837,844	352,388
	6,545,478	321,452

Increase (decrease) in cash during the period	385,082	(12,510,509)
Effect of changes in foreign exchange rates	(212,913)	407,365
Cash, beginning	453,002	12,556,146

Cash, ending	625,171	453,002

Supplementary cash flow information (Note 15)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

1.	Nature of Operations

Genco Resources Ltd. (“Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”). The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at $1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 for the first instalment payment to the vendor. On September 1, 2005, September 1, 2006, and August 16, 2007, the Company made the second, third, and fourth instalment payments of US$500,000 each in cash. The Company issued 472,781 shares valued at $1.12 for the fifth instalment on October 15, 2008 and 1,747,045 shares valued at $0.31 for the sixth instalment on August 31, 2009 to the vendor. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Several adverse conditions cast doubt on the validity of this assumption. During the years ended December 31, 2009 and 2008, the Company experienced operating losses and negative operating cash flows which were primarily funded by the issuance of share capital, a working capital deficit and the limited amount of cash available. In addition, mineral production at the Company’s mine has been suspended indefinitely and as a result will have no cash flows resulting from mineral sales until it reopens and commences production.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing, resume mineral production and to commence profitable operations in the future. Although the Company has identified reserves and resources in Mexico, there is no assurance the Company will be able to profitably develop and mine these reserves with the current scale of operations. The Company will have to raise additional funds for future corporate and administrative expenses and to undertake further development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

	December 31	December 31
	2009	2008
	$	$

Deficit	(38,171,057)	(22,861,868)
Working capital (deficit)	(620,711)	(3,158,441)

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

	b)	Cash and Cash Equivalents

Cash consists of deposits in the bank and highly liquid investments with an original maturity of 90 day or less. As at December 31, 2009 the Company has no cash equivalents (December 31, 2008 - $Niil)

	c)	Marketable Securities

All marketable securities are classified as held-for-trading financial instruments as the Company intends to sell them in the near future, the Company has designated them as such or, due to their nature. Unrealized gains and losses related to held-for-trading investments are included in the statement of loss, comprehensive loss and deficit.

The Company estimates the fair value of marketable securities at the balance sheet date using quoted market prices for equity securities.

	d)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

	e)	Inventory

Inventory is valued at the lower of cost and net realizable value. Cost of parts and supplies are determined on an average cost basis. Concentrate inventory includes all direct costs of extracting the ore, direct labour, and all indirect pro-rated costs associated with operating La Guitarra mine. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

f)	Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Amortization is provided for using the following methods and annual rates:

Straight line:
Automotive equipment	25.00%
Buildings	5.00%
Computer equipment	30.00%
Furniture and fixtures	10.00%
Leasehold improvements	20.00%
Mine equipment	12.00%
Mine infrastructure	Unit of production basis

Declining balance:
Computer equipment	30.00 % to 45.00%
Office equipment	20.00%

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale. No amortization was recorded during the year due to the mine closure.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. Depletion of the mine properties is charged on a unit of production basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

	g)	Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. The Company uses the temporal method of foreign currency translation. Under the temporal method, foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings, which amounted to a gain of $959,502 (December 31, 2008 - $2,167,949) and which has been included in mine overhead costs on the statement of loss and comprehensive loss for the year ended December 31, 2009 and with cost of sales for the year ended December 31, 2008.

	h)	Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

	i)	Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the balance sheets as well as the reported amounts of revenues, expenses, and cash flows during the periods presented. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Actual results could differ materially from estimated amounts.

Amounts recorded for amortization are based on life of the mine estimates and the estimated lives of property, plant and equipment. Stock-based compensation is based upon expected volatility and option life estimates. Asset retirement obligations are based on estimates of abandonment costs, timing of abandonment, inflation and interest rates. The provision for income taxes is based on judgements in applying income tax law and estimates on the timing, likelihood and reversal of temporary differences between the accounting and tax basis of assets and liabilities. Valuation of the Company’s reserves and resources, used for impairment testing purposes, are based upon cash flow and commodity price estimates. Valuation of the Company’s note and taxes receivable are based on assumptions regarding collectability. These estimates are subject to measurement uncertainty and changes in these estimates could materially impact the financial statements of future periods.

	j)	Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

	k)	Exploration and Development Expenditures of Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

	l)	Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

	m)	Provision for Asset Retirement Obligation

On January 1, 2003, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

	n)	Fair Value Adjustments on Management Bonuses

Bonuses are provided for under the terms of contracts with certain directors and officers which are awarded based on several criteria and can be settled in shares of the Company. Under the policies of the Toronto Stock Exchange the Company is required to obtain shareholder approval prior to the issuance of the shares. As the settlement of the bonuses with shares is dependent on shareholder approval, the Company records the bonuses at the value they are awarded at with an adjustment in fair value at the time shareholder approval is obtained. Material fair value gains or losses could occur if, during this period, the Company’s share price fluctuates.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

	o)	Financial Instruments

The Company adopted the provisions of CICA Section 3855, Financial Instruments – Recognition and Measurement, Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation which address the classification, recognition, measurement and disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

The Sections require financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held to maturity, loans and receivables or other liabilities.

Held-for-trading financial assets and liabilities are measured at fair value with gains, losses and transaction costs recognized in the Company’s net earnings for the period. Financial assets held-to maturity, loans and receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, are recognized in other comprehensive income upon adoption and transaction costs are added to the carrying amount of the financial instrument.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts. Changes in fair values of derivative instruments are recognized in the Company’s loss for the period.

The Company has designated each of its significant categories of financial instruments as follows:

Cash	Held-for-trading
Marketable securities	Held-for-trading
Accounts receivable	Loans and receivables
Note receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Long term debt	Other financial liabilities

These accounting policies did not have a material effect on the financial statements upon adoption.

p)	Comprehensive Income

Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity. The Company did not have any transactions during the year ended 2009 or 2008 that give rise to other comprehensive income, and therefore has no balance of accumulated other comprehensive income.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

3.	Adoption of New Accounting Policies

	a)	Goodwill and intangible assets – Section 3064

Effective January 1, 2009, the Company adopted this section which replaced CICA Section 3062, Goodwill and Other Intangible Assets and CICA Handbook Section 3450, Research and Development Costs. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous section. This new standard did not impact the Company’s financial results in any period presented

	b)	Mining Exploration Costs – EIC 174

In March 2009, the Emerging Issues Committee issued EIC-174, Mining Exploration Costs, which provides guidance to mining enterprises related to the measurement of exploration costs and conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of mineral exploration assets.

4.	Financial Instruments

The Company’s financial instruments consist of cash, marketable securities, accounts receivable, notes receivable, accounts payable, accrued liabilities, and long term debt. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted due to their short term nature. It is management’s opinion that the Company is exposed to significant interest, currency, liquidity, credit or price risks as follows:

	a)	Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico and its revenues are generated in US Dollars and its cost of sales are incurred in Mexican Pesos. A significant change in the currency exchange rates between the Canadian Dollar relative to the US Dollar and the Mexican Peso could have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Financial instruments that subject the Company to a concentration of currency risk are accounts receivable, accounts payable, accrued liabilities and long term debt.

	b)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and note receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

4.	Financial Instruments (Continued)

	c)	Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by managing adequate cash and cash equivalent balances and by raising equity or debt financing. The Company has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital deficit. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

5.	Management of Capital

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated shareholders’ equity and long term debt.

In order to maintain or adjust its capital structure the Company may issue new shares or debt. The Company is not subject to any externally imposed capital requirements.

6.	Marketable Securities and Note Receivable

	December 31	December 31
	2009	2008
	$	$

Andover Ventures Inc.	—	320,000
Chief Consolidated Mining Company	—	2,373,657
	—	2,693,657

On May 26, 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to sell its interest in Chief Consolidated Mining Company (“Chief”) for US$4,878,002, 1,500,000 Andover shares and additional consideration over a period of time.

On November 28, 2008 Chief completed a private placement which diluted the Company’s interest from 64.7% to 38.8% . Upon dilution of its interest, the Company lost control of Chief and has accounted for its interest in Chief as an investment without significant influence at fair value. Accordingly, the Company realized an impairment of $2,638,695 on its interest in Chief during the 2008 year.

On December 4, 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

On March 24, 2009, a settlement was reached with Andover. Under the terms of the settlement, Andover agreed to terminate all previous agreements and purchase the Chief shares in exchange for $2,857,500 in cash and Andover shares received prior to the settlement and a $5,000,000 note receivable, payable within 18 months. The note is interest bearing at a rate of US prime plus 2%, subject to a minimum rate of 4% per year, with interest payable quarterly and secured against the Chief shares.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

6.	Marketable Securities and Note Receivable (Continued)

The total gain on the sale of the Chief shares was $5,431,820 and will be recognized on the same basis as the note receivable is expected to be collected. During the year the Company recognized an impairment of $2,433,799 on the note which resulted in a reduction of the total gain. The Company has recognized a gain of $1,579,520 in the statement of loss and comprehensive loss with the remaining $1,418,501 to be deferred to future periods.

On March 24, 2009 a settlement was reached with a former director of the Company for wrongful dismissal. Under the terms of the settlement the Company agreed to transfer 2,000,000 Andover common shares owned by the Company. The fair value at the date of transfer was $360,000. The Company recognized a fair value gain of $40,000 prior to the transfer.

7.	Inventory

	December 31	December 31
	2009	2008
	$	$

Concentrate	—	44,893
Parts and supplies	231,207	338,445
	231,207	383,338

8.	Mineral Property Interests

	December 31	December 31
	2009	2008
	$	$

Oest Property	28,493	27,589
Transvaal Property	20,000	20,000
	48,493	47,589

Oest Property - Lyon County, Nevada, USA
The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District. The Company spent $904 maintaining these claims during the year ended December 31, 2009 (December 31, 2008 - $1,614).

Transvaal Property - Kamloops Mining Division, BC, Canada
The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the year ended December 31, 2009 (December 31, 2008 – $Nil).

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

9.	Property, Plant, and Equipment

	December 31, 2009
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	452,482	338,758	113,724
Buildings	1,176,872	311,870	865,002
Computer equipment	302,188	174,667	127,521
Furniture and fixtures	128,353	57,804	70,549
Leasehold improvements	140,238	84,245	55,993
Mine equipment	4,131,767	1,497,944	2,633,823
Mine infrastructure	12,982,466	2,381,278	10,601,188
Mine reclamation	—	—	—
	19,314,366	4,846,566	14,467,800
Work in progress
Exploration	18,621,861	—	18,621,861

	37,936,227	4,846,566	33,089,661

	December 31, 2008
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	488,306	268,464	219,842
Buildings	1,177,060	262,561	914,499
Computer equipment	228,624	128,380	100,244
Furniture and fixtures	128,353	48,313	80,040
Leasehold improvements	140,238	65,047	75,191
Mine equipment	5,917,081	1,164,487	4,752,594
Mine infrastructure	18,403,309	2,423,844	15,979,465
Mine reclamation	109,602	21,974	87,628
	26,592,573	4,383,070	22,209,503
Work in progress
Exploration	18,070,202	—	18,070,202

	44,662,775	4,383,070	40,279,705

During the year the Company sold a ball mill for $1,792,546 (US$1,500,000) with a cost of $1,676,565. The Company recorded amortization of $577,770 (December 31, 2008 - $1,829,405) and was included in mine overhead costs on the statement of loss and comprehensive loss for the year ended December 31, 2009 and included in cost of sales for the year ended December 31, 2008.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

9.	Property, Plant, and Equipment (Continued)

During 2009, the Company recorded an asset impairment of $5,391,848 on its mine infrastructure costs at its La Guitarra mine. After completing a review of the discounted value of future cash flows it was determined that the carrying value of its mine infrastructure costs at its La Guitarra mine were not likely to be fully recoverable. Previous reviews of the discounted value of future cash flows assumed the Company would enter a development period and complete a mine expansion. However, due to delays the Company has removed this assumption from its discounted value of future cash flows model and has only used anticipated cash flows from existing operations. The difference between the carrying value of the Company’s mine infrastructure costs and its revised discounted future cash flow model has been recognized as an impairment.

10.	Long Term Debt

Long term debt consists of the following instruments:

	a)	La Guitarra acquisition promissory note

Pursuant to the acquisition of La Guitarra, the Company agreed to pay the remaining US$4,000,000 of the purchase price as a promissory note. The debt bears no interest, is unsecured, and is repayable by instalments of US$500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2010 is US$500,000 and is recorded as a current liability. Principal payments due over the next five years are US$1,000,000.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose. The Company recognized an accretion of $97,160 during the year (December 31, 2008 – $94,532).

	b)	Equipment loans

During the period the Company paid the remaining balances of the loans. No further obligations exist.

	December 31	December 31
	2009	2008
	$	$

La Guitarra acquisition promissory note	1,033,873	1,712,712
Equipment loans	—	314,280
	1,033,873	2,026,992
Less: current portion	516,937	925,680
	516,936	1,101,312

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

11.	Asset Retirement Obligation

	December 31	December 31
	2009	2008
	$	$

Balance, beginning	225,327	214,109
Accretion expense for the period	24,052	22,531
Change in estimate	(143,639)	(11,313)
Balance, ending	105,740	225,327

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2009, the Company’s undiscounted future asset retirement obligation estimate was $1,321,856 (December 31, 2008 – $1,559,518). The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The Company anticipates settling these obligations within the next 17 years. The present value of the provision has been calculated using a weighted average credit adjusted risk-free discount rate of 11.52% and an inflation factor of 3.50% .

12.	Share Capital

Authorized:	Unlimited number of common shares without par value.

			Contributed
	Number of	Share Capital	Surplus
Issued and outstanding:	Common Shares	$	$

Balance, December 31, 2007	40,770,624	43,352,639	7,638,029
Exercise of stock options	430,000	540,778	(188,390)
Shares issued for acquisition of mineral interest	134,648	397,480	—
Shares issued to settle debt and liabilities	788,109	1,035,931	—
Stock-based compensation	—	—	1,534,537

Balance, December 31, 2008	42,123,381	45,326,828	8,984,176
Private placements	27,942,523	4,121,487	2,756,629
Shares issued to settle debt and liabilities	5,657,722	2,284,142	—
Exercise of warrants	1,293,000	540,797	(88,247)
Stock-based compensation	—	—	196,703

Balance, December 31, 2009	77,016,626	52,273,254	11,849,261

During the year ended December 31, 2008 the Company issued 134,648 common shares, in connection with the acquisition of mineral interests in Mexico, at a fair value of $2.95 per share for a total of $397,480 and 472,781 common shares in connection with its La Guitarra property payment at a fair value of $1.12 per share for a total of $531,406. The Company also issued 315,328 common shares for a total of $504,524 to directors for bonuses earned in 2007.

During May 2009 the Company completed a 20,799,668 unit private placement at a price of $0.24 per unit for gross proceeds of $4,991,920. Each unit consisted of one common share and one warrant to purchase one common share for $0.35 for a period of three years. The agent was paid a fee of $239,034 and issued 622,484 broker’s warrants. Each broker warrant is exercisable to purchase one share at $0.35 for a period of three years.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

12.	Share Capital (Continued)

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.41%, volatility of 131%, an expected life of 1.5 years and with no dividends being paid. The fair value attributable to the common shares and warrants was $3,325,760 and $1,666,160 respectively. The fair value attributed to the broker’s warrants was $74,675.

During October 2009 the Company completed a 7,142,855 unit private placement at a price of $0.35 per unit for gross proceeds of $2,499,999. Each unit consisted of one common share and one warrant to purchase one common share for $0.45 for a period of two years. The agent and was paid a fee of $150,000 and issued 428,581 broker’s warrants. Each broker warrant is exercisable to purchase one share at $0.45 for a period of two years.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 0.52%, volatility of 156%, an expected life of 1 year and with no dividends being paid. The fair value attributable to the common shares and warrants was $1,594,871 and $905,128 respectively. The fair value attributed to the broker’s warrants was $110,667.

During the year ended December 31, 2009 the Company issued 1,747,045 common shares in connection with its La Guitarra property payment at a fair value of $0.31 per share for a total of $546,000 and issued 2,408,473commons shares with a fair value of $0.41per share for a total of $987,473 to a vendor to settle balances owing. The Company also issued 1,502,204 common shares for a total of $758,107 to directors and officers for bonuses earned in 2008.

	a)	Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to employees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. Stock based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 122%, an annual risk free interest rate ranging from 1.64% to 4.25% and vesting over various periods from immediately to 5 years. As of December 31, 2009 the weighted remaining contractual life of the options outstanding were 3.44 years (December 31, 2008 – 3.39 years) and 2,660,332 (December 31, 2008 – 2,183,949) stock options were exercisable. During the year ended December 31, 2009, the Company recognized stock-based compensation expense in the amount of $196,703 (December 31, 2008 – $1,534,537).

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

12.	Share Capital (Continued)

A summary of the Company's options at December 31, 2009 are presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2007	2,621,099	2.04
Granted	2,162,500	3.18
Exercised	(430,000)	0.83
Expired or cancelled	(901,150)	3.22

Balance, December 31, 2008	3,452,449	2.60
Granted	1,300,000	0.56
Expired cancelled	(1,594,867)	2.98

Balance, December 31, 2009	3,157,582	1.56

b)	Warrants

A summary of the Company's warrants at December 31, 2009 are presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2007	3,733,333	5.25
Granted	—	—
Exercised	—	—

Balance, December 31, 2008	3,733,333	5.25
Granted	28,993,578	0.38
Exercised	(1,293,000)	0.35
Expired	(3,733,333)	5.25

December 31, 2009	27,700,578	0.38

The weighted average contractual life of the warrants is 2.20 years (December 2008 –0.53 years).

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

13.	Income Taxes

The following table reconciles the expected income tax payable (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2009 and 2008.

	December 31	December 31
	2009	2008
	$	$

Net income (loss) before tax	(10,523,063)	(10,267,258)
Income tax rate	25.00%	31.50%
Expected income tax expense (recovery) at above rates	(2,630,766)	(3,234,186)
Increase (decrease) due to:
Impact of higher (lower) statutory rates on foreign subsidiaries	287,758	(337,504)
Effect of reduced tax rate	824,438	229,129
Non-deductible stock-based compensation expense	49,176	483,379
Non-deductible accretion on long term debt	24,290	29,778
Non-deductible expenses and other permanent differences	185,700	691,534
Changes to previously recognized future tax assets	(1,915,603)	(383,516)
Valuation allowance	7,961,133	2,244,349

Provision for income taxes	4,786,127	(277,037)

	December 31	December 31
	2009	2008
The provision for income taxes consists of:	$	$

Current income taxes	—	48,554
Future income taxes	4,786,126	(325,592)
	4,786,126	(277,038)

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

13.	Income Taxes (Continued)

The following tables reflect future income tax assets and liabilities as at December 31, 2009 and 2008:

	December 31	December 31
	2009	2008
	$	$
Future income tax liabilities:
Unclaimed non-capital losses	—	5,667,817
Book value of mineral properties in excess of tax	(6,056,792)	(7,464,270)
Other tax assets	113,483	639,269
	(5,943,309)	(1,157,184)

	December 31	December 31
	2009	2008
	$	$
Future income tax assets:
Non-capital loss carryforwards	8,823,140	5,589,044
Unamortized share issuance costs	283,857	163,440
Tax value of investments in excess of book value	963,075	933,903
Tax value of other assets in excess of book value	4,630,048	52,601
Valuation allowance	(14,700,120)	(6,738,988)
	—	—

The Company has non-capital loss carryforwards expiring in the following years:

	Canada	Mexico	Total
	$	$	$

2010	147,452	—	147,452
2013	—	2,345,005	2,345,005
2014	894,865	2,084,457	2,979,322
2015	1,664,483	—	1,664,483
2016	—	1,152,078	1,152,078
2017	—	7,242,069	7,242,069
2018	—	6,435,841	6,435,841
2019	—	1,904,538	1,904,538
2026	1,472,346	—	1,472,346
2027	4,110,650	—	4,110,650
2028	1,605,978	—	1,605,978
	9,895,774	21,163,988	31,059,762

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

14.	Changes in Non-Cash Working Capital

	December 31	December 31
	2009	2008
	$	$

Accounts receivable	(270,269)	480,620
Taxes receivable	—	(800,526)
Inventory	122,082	325,109
Prepaid expenses and deposits	220,893	60,956
Accounts payable and accrued liabilities	(3,921,378)	6,483,207
	(3,848,672)	6,549,376
Less: mine development changes in accounts payable	—	4,261,203
	(3,848,672)	2,288,173

15.	Supplementary Cash Flow Information

	December 31	December 31
	2009	2008
	$	$

Interest received	201,370	144,025
Interest paid	7,231	21,257
Income taxes paid	—	48,554
Cash and cash equivalents	625,171	453,002
Shares issued to acquire
mineral interest	—	397,480

16.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, during the year period ended December 31, 2009, the Company paid or accrued $450,352 in consulting fees, management fees and bonuses to directors, officers and a company controlled by a director (December 31, 2008 - $1,296,568) and $60,457 was paid or accrued to a law firm in which the lawyer providing legal services was related to a director. Also, during the period a director was paid $7,231 in interest relating to promissory notes for funds advanced to the Company.

During the period the Company completed two private placements (Note 12) at prices of $0.24 and $0.35 per unit of which a director subscribed for 9,350,000 units and received 9,350,000 common shares and 10,814,000 warrants. The Company also issued 1,502,204 common shares to a director and officer for the settlement of bonuses with a fair value of $758,107.

Included in accounts payable owing to directors and officers of the Company as of the year end was $134,709 (December 31, 2008: $1,517,261).

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

17.	Segmented Information

The Company has one reportable operating segment, being the acquisition and future development of mineral properties. All revenues and cost of sales relate to the sale of concentrate ore in Mexico.

The Company’s assets by geographic location are as follows:

	December 31	December 31
	2009	2008
	$	$

Canada	3,239,865	2,741,246
Mexico	33,815,133	44,279,809
	37,054,998	47,021,055

18.	Contingencies

	a)	Taxes Receivable

The Company has recorded a Value Added Tax receivable in Mexico in the amount of $2,662,525 (December 31, 2008 – $2,718,875). During the 2008 year the Company received an assessment from the Service of Tax Administration advising that most of the refund was rejected. Management has appealed the decision and has received judgements in their favour. However, due to the uncertainty of the timing of a final judgement and the collectability, the Company recorded an allowance for the full amount of the receivable. Any amount received in the future will be recorded as income.

	b)	Tax Reassessment

Subsequent to year end the Company received a tax reassessment from the Mexican tax authorities in the amount of approximately $3,100,000. The assessment is attributable to VAT refunds collected by the Company prior to the rejection of subsequent refunds by the Service of Tax Administration and treats a loan from a third party as income. Although the Company has appealed the reassessment and management believes it be without merit and will ultimately be successful in having it reversed the Company will be required to post a bond with the Service of Tax Administration in the amount of the reassessment.

	c)	Payment Dispute

A payment related lawsuit has been filed against the Company’s Mexican subsidiary relating to work done under contract. The lawsuit seeks approximate damages of $351,549 (US$335,000) including damages of approximately $266,128 (US$253,600) relating to invoices which had been paid prior to the initiation of the lawsuit. Although, the Company believes the lawsuit is without merit it is possible a judgement may be rendered against the Company’s Mexican subsidiary.

	d)	Employee Lawsuit

During the period the Company received a notice informing them that a former employee had sued the Company’s Mexican subsidiary claiming unpaid salary and expense reimbursements. The Company believes that lawsuit has very little merit but could potentially have a judgement rendered against it for $75,000 with a potential maximum liability of $300,000.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian dollars)

19.	Subsequent Events

	a)	Private Placement Completed

Subsequent to December 31, 2009 the Company completed a private placement of 13,261,000 units at a price of $0.36 per unit for gross proceeds of $4,773,960. Of the total number of units issued, 9,110,710 units consisted of one common share and a one-half transferable warrant and 4,150,290 units consisted of one common share and a one-quarter transferable warrant to purchase a further share for $0.45 for a period of two years.

The Company paid a finder's fee of 8% of the proceeds and issued warrants to purchase 400,000 shares exercisable at $0.45 per share for a period of two years.

	b)	Options Granted

Subsequent to December 31, 2009 the Company granted 955,000 share purchase options to directors and employees of the Company. The options have an exercise price of $0.40 of which 395,000 have an expiry date of February 9, 2015 and 560,000 have an expiry date of March 2, 2015.

20.	Recent Accounting Pronouncements

	a)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

	b)	Business Combinations

In January 2009, the CICA issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. As well acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company’s financial condition or operating results.

21.	Comparative Amounts

Certain of the prior years’ comparative amounts have been reclassified to conform to the presentation adopted in the current year.